UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

================================================================================

                                  SCHEDULE 13D
                                 (Rule 13d-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1 (a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2 (a)


                          AMERICAN RACING CAPITAL, INC.
                          -----------------------------
                                (Name of Issuer)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   029155 10 8
                                   -----------
                                 (CUSIP Number)


                                  D. Davy Jones
                        c/o American Racing Capital, Inc.
                                920 Bollen Circle
                             Gardnerville, NV 89460
                        ---------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 18, 2005
                                ----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP No. 029155 10 8                                          Page 2 of 5 Pages


                                  SCHEDULE 13D

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      D. Davy Jones
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      OO
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)
                                                                             |_|
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
NUMBER           7     SOLE VOTING POWER
OF SHARES
BENEFICIALLY           150,000,000
OWNED BY         ---------------------------------------------------------------
EACH             8     SHARED VOTING POWER
REPORTING
PERSON                 -0-
WITH             ---------------------------------------------------------------
                 9     SOLE DISPOSITIVE POWER

                       150,000,000
                 ---------------------------------------------------------------
                 10    SHARED DISPOSITIVE POWER

                       -0-
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      150,000,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.05%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

CUSIP No. 029155 10 8                                          Page 3 of 5 Pages


ITEM 1. SECURITY AND ISSUER

        This statement (this "Statement") relates to 150,000,000 shares of common stock, par value $0.001 per share (the "Shares"), of American Racing Capital, Inc., a Nevada corporation (the "Issuer"). The principal executive office of the Issuer is located at 920 Bollen Circle, Gardnerville, NV 89460.

ITEM 2. IDENTITY AND BACKGROUND

        (a) This Statement on Schedule 13D is filed by on behalf of D. Davy Jones (the "Reporting Person").

        (b) The address of the Reporting Person is P.O. Box 563 Zephyr Cove, NV 89448.

        (c) D. Davy Jones's principal occupation is a consultant to motorsports.

        (d) During the last five (5) years,  the  Reporting  Person has not been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

        (e) The Reporting Person is a U.S. citizen.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        On October 18, 2005, upon the filing of the Plan of Exchange and the Articles of Exchange with the Secretary of State of the State of Nevada, the Reporting Person acquired the Shares pursuant to that certain Share Exchange Agreement, dated October 17, 2005, by and among the Company, American Racing Capital, Inc., a Nevada corporation ("ARCI") and the shareholders of ARCI (the "ARCI Shareholders"). Pursuant to the Share Exchange Agreement, the ARCI Shareholders exchanged with, and delivered to ARC the issued and outstanding common stock of ARCI in exchange for 150,000,000 shares of ARC's common stock, par value $0.001 (the "Common Stock"), and 1,000,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of ARC, which can be converted at any time into 300 shares of Common Stock.


ITEM 4. PURPOSE OF TRANSACTION

        The Reporting Person acquired the Shares for investment and not with a view to, or for resale in connection with, any distribution thereof pursuant to the Purchase Agreement. The Reporting Person does not have a present intention of selling, granting any participation in, or otherwise distributing the acquired Shares. The Reporting Person has no present plans or intentions which would result in or relate to any transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        (a)-(b) Prior to acquiring the Shares, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares, D. Davy Jones owns 150,000,000 shares of Common Stock which represent 30.05% of the issued and outstanding shares of Common Stock as of the date hereof.

        D. Davy Jones has the sole power to vote and to dispose of the Shares.

        (c) The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares.

        (d) Not applicable.

        (e) Not applicable.

CUSIP No. 029155 10 8                                          Page 4 of 5 Pages


ITEM 6. CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and losses or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        None.

CUSIP No. 029155 10 8                                          Page 5 of 5 Pages


                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2005                   REPORTING PERSON:


                                           /s/ D. Davy Jones
                                           -----------------------------
                                           Name: D. Davy Jones